Filed pursuant to Rule 433
Registration Nos. 333-132370 and
333-132370-01
Equity First
Performance First
OFFERING SUMMARY
No. 2007 – MTNDD147
(Related to the ELKS Product Supplement Dated March 22, 2007, Prospectus Supplement Dated
April 13, 2006 and Prospectus Dated March 10, 2006)
CITIGROUP FUNDING INC.
Medium-Term Notes, Series D
Any Payments Due from Citigroup Funding Inc.
Fully and Unconditionally Guaranteed by Citigroup Inc.
ELKS®
Equity LinKed Securities
% Per Annum
ELKS Based Upon the
Common Stock of Exxon Mobil Corporation
Due 2008
$10.00 per ELKS
Citigroup Funding Inc., the issuer, and Citigroup Inc., the guarantor, have filed a registration statement (including an ELKS product supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the ELKS product supplement, prospectus supplement and prospectus in that registration statement (File No. 333-132370) and the other documents Citigroup Funding and Citigroup Inc. have filed with the SEC for more complete information about Citigroup Funding, Citigroup Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the ELKS product supplement and related prospectus supplement and prospectus by calling toll-free 1-877-858-5407.

Investment Products	Not FDIC Insured	May Lose Value	No Bank Guarantee

August 1, 2007

ELKS ®
Based Upon the Common Stock of
Exxon Mobil Corporation
Equity LinKed Securities Due 2008
This offering summary represents a summary of the terms and conditions of the ELKS. It is important for you to consider the information contained in this offering summary, the ELKS product supplement, as well as the related prospectus supplement and prospectus, before making your decision to invest in the ELKS. The description of the ELKS below supplements, and to the extent inconsistent with, replaces, the description of the general terms of the ELKS set forth in the ELKS product supplement. Capitalized terms used in this offering summary and not defined under “Preliminary Terms” below have the meanings given them in the ELKS product supplement.
Overview of the ELKS ®
General
Equity LinKed Securities, or ELKS®, are equity-linked investments that offer current income as well as limited protection against the decline in the price of the common stock on which the ELKS are based. The ELKS Based Upon the Common Stock of Exxon Mobil Corporation have a maturity of approximately one year and are issued by Citigroup Funding Inc. Some key characteristics of the ELKS include:
•	Periodic Fixed Coupons. The ELKS pay a fixed coupon, with a yield greater than both the current dividend yield of the Underlying Equity and the yield that would be payable on a conventional debt security of the same maturity issued by Citigroup Funding. The ELKS will pay a semi-annual coupon equal to approximately 8.00% to 8.50% per annum (to be determined on the Pricing Date).

•	No Principal Protection. While the ELKS provide limited protection against the decline in the price of the Underlying Equity, ELKS are not principal protected. For each ELKS you hold at maturity, you will receive either (a) a fixed number of shares of the Underlying Equity equal to the Equity Ratio (or, if you elect, the cash value of those shares based on the closing price of the Underlying Equity on the third trading day before maturity), if the price of the Underlying Equity is less than or equal to the Downside Threshold Price (to be determined on the Pricing Date) at any time from the Pricing Date up to and including the third trading day before maturity (whether intra-day or at the close of trading on any day), or (b) $10 in cash. Thus, if you receive shares of the Underlying Equity at maturity (or, if you elect, the cash value of those shares) and the price of the Underlying Equity at maturity (or on the third trading day before maturity if you elect to receive the cash value of those shares) is less than the Initial Equity Price, the amount you receive at maturity for each ELKS will be less than the price paid for each ELKS and could be zero.

•	No Participation in the Growth Potential of the Underlying Equity. In return for receiving the fixed coupon and limited protection against a decline in the price of the Underlying Equity, you give up participation in any increase in the price of the Underlying Equity during the term of the ELKS (except in limited circumstances). Also, you will not receive dividends or other distributions, if any, paid on the Underlying Equity.

The ELKS are a series of unsecured senior debt securities issued by Citigroup Funding. Any payments due on the ELKS are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company. The ELKS will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding and, as a result of the guarantee, any payments due under the ELKS will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc. The return of the principal amount of your investment in the ELKS at maturity is not guaranteed.
Types of Investors
The ELKS may be an attractive investment for investors seeking relatively high current income who are also willing to accept risk to the principal invested, including:
•	Income-oriented equity investors

•	Investors with moderate return expectations for the Underlying Equity who also seek limited protection against loss

•	Current or prospective holders of the Underlying Equity

•	Investors in convertible securities who are willing to risk principal

Preliminary Terms

Issuer:	Citigroup Funding Inc.

Security:	Equity Linked Securities (ELKS®) Based Upon the Common Stock of Exxon Mobil Corporation

Underlying Equity:	Common Stock of Exxon Mobil Corporation (“XOM”)

Guarantee:	Any payments due on the ELKS are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company; however, because the ELKS are not principal protected, you may receive an amount at maturity that is less than the amount you initially invest

Rating of the Issuer’s Obligations:	Aa1/AA (Moody’s/S&P) based upon the Citigroup Inc. guarantee; however, because the ELKS are not principal protected, you may receive an amount at maturity that is less than the amount you initially invest

Principal Protection:	None

Principal Amount Issued:	$

Pricing Date:	August , 2007

Issue Date:	Three Business Days after the Pricing Date

Valuation Date:	Three Business Days before the Maturity Date

Maturity Date:	Approximately one year after the Issue Date

Issue Price:	$10 per ELKS

Coupon:	Approximately 8.00% to 8.50% per annum (to be determined on the Pricing Date), paid semi-annually and computed on the basis of a 360-day year of twelve 30-day months

Coupon Payment Dates:	, 2008 and , 2008.
Any coupon payment on an ELKS required to be made on a date, including the stated Maturity Date, that is not a Business Day need not be made on that date. A payment may be made on the next succeeding Business Day with the same force and effect as if made on the specified date. No additional interest will accrue as a result of delayed payment. The coupon payment will be payable to the persons in whose name the ELKS are registered at the close of business on the third Business Day preceding the relevant Coupon Payment Date.

Composition of Coupon Payments:	The total coupon of $(to be determined on the Pricing Date), will be composed of interest in the amount of $ and an option premium in the amount of $ . The , 2008 coupon of $ (to be determined on the Pricing Date), will be composed of $ of interest, at a rate of approximately % per annum, and a partial payment of an option premium in the amount of $ .

The , 2008 coupon of $(to be determined on the Pricing Date), will be composed of $ of interest, at a rate of approximately % per annum, and a partial payment of an option premium in the amount of $ .

Amount Received at Maturity:	For each $10 ELKS:

(1) a fixed number of shares of the Underlying Equity equal to the Equity Ratio (or, if you exercise your Cash Election Right, the cash value of those shares based on the closing price of the Underlying Equity on the third trading day before maturity), if the trading price of the Underlying Equity any time after the Pricing Date up to and including the Valuation Date (whether intra-day or at the close of trading on any day) declines by approximately 20% (to be determined on the Pricing Date) or more, or

(2) $10 in cash

Cash Election Right:	You may elect to receive from Citigroup Funding for each ELKS you hold on the Maturity Date the cash value of the shares of the Underlying Equity you would otherwise be entitled to at maturity. If you elect to exercise the Cash Election Right you must provide timely notice of your election to your broker so that your broker can provide notice of your election to the trustee and the paying agent for the ELKS no sooner than 20 Business Days before the Maturity Date and no later than 5 Business Days before the Maturity Date.

You should refer to the section “Description of the ELKS – Determination of the Amount to be Received at Maturity” in the ELKS product supplement for more information about the Cash Election Right.

Equity Ratio:	A number of shares of the Underlying Equity per ELKS equal to $10 divided by the Initial Equity Price (actual ratio to be determined on the Pricing Date)

Initial Equity Price:	$ , the closing price of the Underlying Equity on the Pricing Date

Downside Threshold Price:	$ , approximately 80% (to be determined on the Pricing Date) of the Initial Equity Price

Listing:	Application will be made to list the ELKS on the American Stock Exchange under the symbol “EBE.”

CUSIP Number:

Calculation Agent:	Citigroup Global Markets Inc.

Commissions and Issue Price:

	Per ELKS	Total
Public Offering Price:	$10.00	$
Agent’s Discount:	$0.225	$
Proceeds to Citigroup Funding Inc.:	$9.775	$
Benefits of the ELKS
•	Current Income. The ELKS pay a semi-annual coupon with a yield set at a rate that is currently greater than both the anticipated dividend yield on the Underlying Equity and the rate that would be paid on a conventional debt security with the same maturity issued by Citigroup Funding.

•	Protection Against Loss in Limited Circumstances. At maturity, you will receive your original investment in the ELKS even if the price of the Underlying Equity has declined from the Initial Equity Price, as long as the price does not decline to less than or equal to the Downside Threshold Price at any time (including intra-day) during the term of the ELKS up to and including the Valuation Date. In this case, you will not suffer the same loss that a direct investment in the Underlying Equity would produce. However, if at any time (including intra-day) during the term of the ELKS up to and including the Valuation Date, the price of the Underlying Equity is less than or equal to the Downside Threshold Price, the amount you receive at maturity may be less than your initial investment and could be zero.
Key Risk Factors
An investment in the ELKS involves significant risks. While some of these risks are summarized below, please review the “Risk Factors Relating to the ELKS” section of the ELKS product supplement and “Risk Factors” in the related prospectus supplement for a full description of risks.
•	Potential for Loss. The amount you will receive at maturity on the ELKS will depend on the price of the Underlying Equity during the term of the ELKS up to and including the Valuation Date. If, at any time (including intra-day) during the term of the ELKS up to and including the Valuation Date, the price of the Underlying Equity declines from the Initial

Equity Price to be less than or equal to the Downside Threshold Price, and the closing price of the Underlying Equity at maturity (or on the Valuation Date if you elect to receive the cash value of the Equity Ratio) is less than the Initial Equity Price, the amount you receive at maturity will be less than your initial investment in the ELKS and could be zero.

•	Appreciation May Be Limited. You will not participate in any appreciation in the price of the Underlying Equity, and the return on the ELKS will be limited to the coupon payable on the ELKS, unless (i) the price of the Underlying Equity at any time (including intra-day) during the term of the ELKS up to and including the Valuation Date declines from the Initial Equity Price to be less than or equal to the Downside Threshold Price and (ii) the closing price of the Underlying Equity at maturity (or on the Valuation Date if you elect to receive the cash value of the Equity Ratio) is greater than the Initial Equity Price. Therefore, the return on the ELKS may be less than the return on a similar security that allows you to participate more fully in the appreciation of the price of the Underlying Equity, or on a direct investment in the Underlying Equity, if the price of the Underlying Equity at maturity (or on the Valuation Date, as applicable) is significantly greater than the Initial Equity Price but you do not receive shares of the Underlying Equity (or the cash value of those shares) at maturity.

•	Potential for a Lower Comparative Yield. If the price of the Underlying Equity is less than or equal to the Downside Threshold Price at any time (including intra-day) during the term of the ELKS up to and including the Valuation Date and the closing price of the Underlying Equity at maturity (or on the Valuation Date if you elect to receive the cash value of the Share Ratio) is less than approximately $ (resulting in your receiving a total amount at maturity that is less than the principal amount of your ELKS), the effective yield on the ELKS may be less than that which would be payable on a conventional fixed-rate debt security of Citigroup Funding with a comparable maturity.

•	Relationship to the Underlying Equity. You will have no rights against the issuer of the Underlying Equity even though the market value of the ELKS and the amount you will receive at maturity depend on the price of the Underlying Equity. The issuer of the Underlying Equity is not involved in the offering of the ELKS and has no obligations relating to the ELKS. In addition, you will have no voting rights and will not receive dividends or other distributions, if any, with respect to the Underlying Equity unless and until you receive shares of the Underlying Equity at maturity.

•	Secondary Market. Citigroup Funding will apply to list the ELKS on the American Stock Market, but a secondary market may not develop or continue for the term of the ELKS. Although Citigroup Global Markets intends to make a market in the ELKS, it is not obligated to do so.

•	Resale Value of the ELKS May be Lower Than Your Initial Investment. Due to, among other things, changes in the price of and dividend yield on the Underlying Equity, interest rates, the earnings performance of the issuer of the Underlying Equity, other economic conditions and Citigroup Funding and Citigroup Inc.’s perceived creditworthiness, the ELKS may trade, if at all, at prices below their initial issue price of $10 per ELKS. You could receive substantially less than the amount of your initial investment if you sell your ELKS prior to maturity.

•	Fees and Conflicts. Citigroup Global Markets and its affiliates involved in this offering are expected to receive compensation for activities and services provided in connection with the ELKS. Further, Citigroup Funding expects to hedge its obligations under the ELKS through the trading of the Underlying Equity or other instruments, such as options, swaps or futures, based upon the Underlying Equity by one or more of its affiliates. Each of Citigroup

Funding’s or its affiliates’ hedging activities and Citigroup Global Markets’ role as the Calculation Agent for the ELKS may result in a conflict of interest.

•	Affiliate Research Reports and Commentary. Citigroup Investment Research or other affiliates of Citigroup Funding may publish research reports or otherwise express opinions or provide recommendations from time to time regarding Exxon Mobil Corporation (“Exxon”) common stock or other matters that may influence the price of Exxon common stock and, therefore, the value of the ELKS. Any research, opinion or recommendation expressed by Citigroup Investment Research or other Citigroup Funding affiliates may not be consistent with purchasing, holding or selling the ELKS.

•	Citigroup Inc. Credit Risk. The ELKS are subject to the credit risk of Citigroup Inc., Citigroup Funding’s parent company and the guarantor of any payments due on the ELKS.
Description of Exxon Mobil Corporation
General
According to publicly available documents, Exxon’s principal business is energy, involving exploration for, and production of, crude oil and natural gas, manufacture of petroleum products and transportation and sale of crude oil, natural gas and petroleum products. Exxon is a major manufacturer and marketer of commodity petrochemicals, including olefins, aromatics, polyethylene and polypropylene plastics and a wide variety of specialty products. Exxon also has interests in electric power generation facilities. Affiliates of Exxon conduct extensive research programs in support of these businesses. Exxon is currently subject to the information requirements of the Securities Exchange Act. Accordingly, Exxon files reports (including its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2007) and other information with the SEC. Exxon’s registration statements, reports and other information are available to the public from the SEC’s website at http://www.sec.gov, or may be inspected and copied at offices of the SEC at the locations listed in the section “Prospectus Summary—Where You Can Find More Information” in the prospectus related to this offering.
Neither Citigroup Funding nor Citigroup Inc. has participated in the preparation of Exxon’s publicly available documents and has not made any due diligence investigation or inquiry of Exxon in connection with the offering of the ELKS. We make no representation that the publicly available information about Exxon is accurate or complete.
The ELKS represent obligations of Citigroup Funding only. Exxon is not involved in any way in this offering and has no obligation relating to the ELKS or to holders of the ELKS.
Historical Data on the Common Stock of Exxon Mobil Corporation
The common stock of Exxon is listed on the New York Stock Exchange under the symbol “XOM.” The following table sets forth, for each of the quarterly periods indicated, the high and the low sales prices for Exxon common stock, as reported on the New York Stock Exchange, as well as the cash dividends paid per share of Exxon common stock.
According to Exxon’s Form 10-Q for the quarterly period ended March 31, 2007, at March 31, 2007, there were 5,633,270,055 shares of common stock outstanding.

Holders of ELKS will not be entitled to any rights with respect to Exxon common stock (including, without limitation, voting rights or rights to receive dividends or other distributions in respect thereof) prior to receiving shares of Exxon common stock at maturity, if applicable.

	High	Low	Dividend
2002
Quarter
First	44.2900	37.8000	0.2300
Second	44.5400	38.5000	0.2300
Third	41.1000	29.8600	0.2300
Fourth	36.5000	32.0300	0.2300
2003
Quarter
First	36.6000	31.5800	0.2300
Second	38.4500	34.2000	0.2500
Third	38.5000	34.9000	0.2500
Fourth	41.1300	35.0500	0.2500
2004
Quarter
First	43.4000	39.9100	0.2500
Second	45.5300	41.4600	0.2700
Third	49.6200	44.2000	0.2700
Fourth	52.0500	48.2000	0.2700
2005
Quarter
First	64.3500	49.2500	0.2700
Second	61.7200	52.8000	0.2900
Third	65.9600	57.6000	0.2900
Fourth	63.8900	54.5100	0.2900
2006
Quarter
First	63.9500	56.8700	0.3200
Second	65.0000	56.6500	0.3200
Third	71.2200	61.6400	0.3200
Fourth	79.0000	64.8400	0.3200
2007
Quarter
First	76.3500	69.0200	0.3200
Second	86.5800	75.2800	0.3500
Third (through July 31)	93.4400	84.8200	0.000	*

*	On July 25, 2007, Exxon declared a cash dividend of $0.3500 per share of Exxon common stock to be paid on September 10, 2007.
The closing price of Exxon common stock on July 31, 2007 was $85.13.
Graph of Historical Trading Price Information
The following graph sets forth the daily closing price of Exxon common stock, as reported on the New York Stock Exchange from January 2, 2002 to July 30, 2007. The data reflected in the graph below was obtained from Bloomberg L.P. Past closing prices of Exxon common stock are not indicative of future Exxon common stock closing prices. This graph does not reflect intra-day pricing.

Hypothetical Amounts Payable at Maturity
The six examples of hypothetical maturity payment calculations set forth below are based on the following assumptions:
•	Issue Price: $10.00 per ELKS

•	Coupon: 8.25% per annum, payable semi-annually ($0.83 per ELKS total)

•	Initial Equity Price: $86.01 per share of Exxon common stock

•	Annualized current regular dividend yield of Exxon common stock: 1.63%

•	Equity Ratio: 0.11627 shares of Exxon common stock per ELKS

•	Maturity Date: One year after the Issue Date

•	At maturity, whether investors receive shares of Exxon common stock or their initial investment ($10.00 per ELKS) depends on whether Exxon common stock has declined by 20% or more to $68.81 or less at any time (whether intra-day or at the close of trading on any day) during the term of the ELKS up to and including the Valuation Date.

•	When applicable, the holder of the ELKS will not elect to receive the cash value of the shares of Exxon common stock equal to the Equity Ratio.

•	The closing price of Exxon common stock on the Valuation Date is the same as the closing price on the Maturity Date.
         The following examples are for purposes of illustration only and would provide different results if different assumptions were applied. The actual amount you will receive at maturity will depend on the actual Initial Equity Price, the percentage decline from the Initial Equity Price which will determine whether you receive a fixed number of shares of Exxon common stock at maturity (or the cash value of those shares at your election) instead of $10 and the change in the price of Exxon common stock from the Initial Equity Price at any time during the term of the ELKS up to and including the Valuation Date.
       Additionally, if you elect to receive the cash value of the shares of Exxon common stock equal to the Equity Ratio you would otherwise be entitled to at maturity, the amount of cash you receive at maturity will be determined based on the closing price of Exxon common stock on the Valuation Date. This amount will not change from the amount fixed on the Valuation Date, even if the closing price of Exxon common stock changes from the Valuation Date to maturity. Conversely, if you do not make a cash election and instead receive a number of shares of Exxon common stock at maturity equal to the Equity Ratio, the value of those shares at maturity will be different than the value of those shares on the Valuation Date if the closing price of Exxon common stock changes from the Valuation Date to maturity.
     Example 1: The lowest Trading Price of Exxon common stock at any time after the Pricing Date up to and including the third Trading Day before maturity is $69.24 per share, which is not less than or equal to 80% of the Initial Equity Price, and the closing price of Exxon common stock at maturity is $69.24 per share, which is less than the Initial Equity Price.
•	Amount received at maturity (excluding all coupon payments): $10.00 per ELKS

•	Return on Exxon common stock (excluding cash dividend payments): -19.50%

•	Return on ELKS (excluding all coupon payments): 0.00%

•	Return on Exxon common stock (including cash dividend payments): -17.87%

•	Return on ELKS (including all coupon payments): 8.25%
     Example 2: The lowest Trading Price of Exxon common stock at any time after the Pricing Date up to and including the third Trading Day before maturity is $69.24 per share, which is not less than or equal to 80% of the Initial Equity Price, and the closing price of Exxon common stock at maturity is $86.01 per share, which is equal to the Initial Equity Price.
•	Amount received at maturity (excluding all coupon payments): $10.00 per ELKS

•	Return on Exxon common stock (excluding cash dividend payments): 0.00%

•	Return on ELKS (excluding all coupon payments): 0.00%

•	Return on Exxon common stock (including cash dividend payments): 1.63%

•	Return on ELKS (including all coupon payments): 8.25%
     Example 3: The lowest Trading Price of Exxon common stock at any time after the Pricing Date up to and including the third Trading Day before maturity is $69.24 per share, which is not less than or equal to 80% of the Initial Equity Price, and the closing price of Exxon common stock at maturity is $103.21 per share, which is greater than the Initial Equity Price.
•	Amount received at maturity (excluding all coupon payments): $10.00 per ELKS

•	Return on Exxon common stock (excluding cash dividend payments): 20.00%

•	Return on ELKS (excluding all coupon payments): 0.00%

•	Return on Exxon common stock (including cash dividend payments): 21.63%

•	Return on ELKS (including all coupon payments): 8.25%
     Example 4: The lowest Trading Price of Exxon common stock at any time after the Pricing Date up to and including the third Trading Day before maturity is $57.20 per share, which is less than or equal to 80% of the Initial Equity Price, and the closing price of Exxon common stock at maturity is $73.11 per share, which is less than the Initial Equity Price.
•	Amount received at maturity (excluding all coupon payments): 0.11627 shares of Exxon common stock (the hypothetical Equity Ratio) per ELKS having a market value at maturity of $8.50.

•	Return on Exxon common stock (excluding cash dividend payments): -15.00%

•	Return on ELKS (excluding all coupon payments): -15.00%

•	Return on Exxon common stock (including cash dividend payments): -13.37%

•	Return on ELKS (including all coupon payments and the cash or market value of Exxon common stock): -6.75%
     Example 5: The lowest Trading Price of Exxon common stock at any time after the Pricing Date up to and including the third Trading Day before maturity is $57.20 per share, which is less than or equal to 80% of the Initial Equity Price, and the closing price of Exxon common stock at maturity is $86.01 per share, which is equal to the Initial Equity Price.
•	Amount received at maturity (excluding all coupon payments): 0.11627 shares of Exxon common stock (the hypothetical Equity Ratio) per ELKS having a market value at maturity of $10.00.

•	Return on Exxon common stock (excluding cash dividend payments): 0.00%

•	Return on ELKS (excluding all coupon payments): 0.00%

•	Return on Exxon common stock (including cash dividend payments): 1.63%

•	Return on ELKS (including all coupon payments and the market value of Exxon common stock): 8.25%
     Example 6: The lowest Trading Price of Exxon common stock at any time after the Pricing Date up to and including the third Trading Day before maturity is $57.20 per share, which is less than or equal to 80% of the Initial Equity Price, and the closing price of Exxon common stock at maturity is $94.61 per share, which is greater than the Initial Equity Price.
•	Amount received at maturity (excluding all coupon payments): 0.11627 shares of Exxon common stock (the hypothetical Equity Ratio) per ELKS having a market value at maturity of $11.00.

•	Return on Exxon common stock (excluding cash dividend payments): 10.00%

•	Return on ELKS (excluding all coupon payments): 10.00%

•	Return on Exxon common stock (including cash dividend payments): 11.63%

•	Return on ELKS (including all coupon payments and the market value of Exxon common stock): 18.25%
Summary Chart of Hypothetical Examples

	Example 1	Example 2	Example 3	Example 4	Example 5	Example 6
Hypothetical Initial Equity Price (per share)	$86.01	$86.01	$86.01	$86.01	$86.01	$86.01
80% of Hypothetical Initial Equity Price (per share)	$68.81	$68.81	$68.81	$68.81	$68.81	$68.81
Hypothetical Lowest Trading Price (per share)	$69.24	$69.24	$69.24	$57.20	$57.20	$57.20
Is the Hypothetical Lowest Trading Price less than or equal to 80% of the Hypothetical Initial Equity Price?	No	No	No	Yes	Yes	Yes
Will 0.11627 shares (the Hypothetical Equity Ratio) of Exxon common stock be delivered at Maturity?	No	No	No	Yes	Yes	Yes
Hypothetical Closing Price at Maturity (per share)	$69.24	$86.01	$103.21	$73.11	$86.01	$94.61
Maturity Payment in cash or market value of Exxon common stock (excluding all coupon payments per ELKS)	$10.00	$10.00	$10.00	$8.50	$10.00	$11.00
Maturity Payment in cash or market value of Exxon common stock (including all coupon payments per ELKS)	$10.83	$10.83	$10.83	$9.33	$10.83	$11.83
Return on Exxon common stock (excluding cash dividend payments)	-19.50%	0.00%	20.00%	-15.00%	0.00%	10.00%
Return on ELKS (excluding all coupon payments)	0.00%	0.00%	0.00%	-15.00%	0.00%	10.00%
Return on Exxon common stock (including cash dividend payments)	-17.87%	1.63%	21 63%	-13.37%	1.63%	11.63%
Return on ELKS (including all coupon payments and cash or market value of Exxon common stock)	8.25%	8.25%	8.25%	-6.75%	8.25%	18.25%
Certain United States Federal Income Tax Considerations
The following is a summary of certain federal income tax considerations of the purchase, ownership and disposition of the ELKS by U.S. investors (“U.S. Holders”) and certain non-U.S. investors described below. This discussion supplements, and should be read in conjunction with, the discussion contained in the ELKS product supplement under “Certain United States Federal Income Tax Considerations”.
All prospective investors (including tax-exempt investors) should refer to the ELKS product supplement related to this offering for additional information relating to U.S. federal income tax and should consult their own tax advisors to determine the tax consequences to them of investing in the ELKS.

U.S. Holders
For U.S. federal income tax purposes, you and Citigroup Funding agree to treat an ELKS as a grant by you to Citigroup Funding of an option on a forward contract, pursuant to which forward contract, at maturity you will purchase Exxon common stock (or the cash equivalent). In addition, you and Citigroup Funding agree to treat the amounts invested by you as a cash deposit that will be used to satisfy your purchase obligation. The summary below assumes such treatment, except where otherwise stated.
Each coupon payment paid on the ELKS should be divided into two separate components for tax purposes: an interest component and an option premium component. Of the total coupon payable on the ELKS, it is expected that approximately 61% (to be determined on the Pricing Date) will be characterized as the interest component and approximately 39% (to be determined on the Pricing Date) will be characterized as the option premium component. These components should be taxed as follows:
•	You will be required to include any interest payment as interest income at the time that such interest is accrued or received in accordance with your method of accounting.

•	You will not be required to include any option premium received in income until sale or other taxable disposition of the ELKS or retirement of the ELKS.
If you hold the ELKS until they mature:
•	If you receive cash at maturity, you will recognize short-term capital gain or loss equal to the difference between (x) the sum of cash received at maturity and the entire option premium (but not including any interest payment), and (y) your purchase price for the ELKS;

•	If you receive Exxon common stock upon the retirement of the ELKS, subject to the discussion below, you should not expect to recognize any gain or loss on the receipt of the Exxon common stock, and your tax basis in the Exxon common stock generally will equal your purchase price for the ELKS less the amount of the entire option premium.
If you sell your ELKS for cash prior to maturity, you will generally have a short-term capital gain or loss equal to the difference between (x) the sum of the cash received at disposition and the option premium previously received, if any (but not including any interest payment), and (y) your purchase price for the ELKS.
No statutory, judicial or administrative authority directly addresses the characterization of the ELKS or instruments similar to the ELKS for U.S. federal income tax purposes. Due to the absence of authority as to the proper characterization of the ELKS, no assurance can be given that the Internal Revenue Service (“IRS”) will accept, or that a court will uphold, the agreed-to characterization and tax treatment described above, and alternative treatments of the ELKS could result in less favorable U.S. federal income tax consequences to you, including a requirement to accrue income on a current basis at the annual rate of      % compounded semiannually (the comparable yield, which could include the entire coupon on the ELKS). In addition, there is no assurance that the IRS will agree with the agreed-to characterization and tax treatment of the retirement of the ELKS described above, and you may be required by the IRS to recognize gain on the receipt of the Exxon common stock or to treat cash or stock received at maturity or on sale as ordinary income rather than as gain.
Non-U.S. Holders
In the case of a holder of an ELKS that is not a U.S. person (a “Non-U.S. Holder”) the interest payments made with respect to the ELKS should not be subject to U.S. withholding tax, provided that such holder complies with applicable certification requirements (including in general the furnishing of an IRS form W-8 or substitute form).
Any capital gain realized upon the maturity, sale or other disposition of the ELKS by a Non-U.S. Holder should generally not be subject to U.S. federal income tax if:
1.	Such gain is not effectively connected with a U.S. trade or business of such holder, and

2.	In the case of an individual, such individual is not present in the United States for 183 days or more in the taxable year of the sale or other disposition, or the gain is not attributable to a fixed place of business maintained by such individual in the United States.
If Exxon is a United States Real Property Holding Company, a Non-U.S. Holder that at any time during such holder’s holding period for the ELKS owns directly or indirectly more than 5% of either the outstanding ELKS or the outstanding Exxon stock may be subject to adverse tax treatment under the Foreign Investment in Real Property Tax Act of 1980 (“FIRPTA”) with respect to the Exxon Mobil stock purchased under the ELKS, or, possibly, with respect to any gain on the ELKS, if the ELKS are sold prior to maturity or retired for cash. Very generally, FIRPTA operates to treat a foreign investor’s gain from the sale of certain U.S. real property interests as income that is effectively connected with a U.S. trade or business and, therefore, subject to U.S. taxation at the income tax rates generally applicable to U.S. persons. Non-U.S. Holders described in this paragraph are urged to consult their own tax advisors in determining the U.S. tax consequences of their investment in the ELKS.
ERISA and IRA Purchase Considerations
Employee benefit plans subject to ERISA, entities the assets of which are deemed to constitute the assets of such plans, governmental or other plans subject to laws substantially similar to ERISA and retirement accounts (including Keogh, SEP and SIMPLE plans, individual retirement accounts and individual retirement annuities) are permitted to purchase the ELKS as long as either (A) (1) no Citigroup Global Markets affiliate or employee is a fiduciary to such plan or retirement account that has or exercises any discretionary authority or control with respect to the assets of such plan or retirement account used to purchase the ELKS or renders investment advice with respect to those assets, and (2) such plan or retirement account is paying no more than adequate consideration for the ELKS or (B) its acquisition and holding of the ELKS is not prohibited by any such provisions or laws or is exempt from any such prohibition.
However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the ELKS if the account, plan or annuity is for the benefit of an employee of Citigroup Global Markets or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of ELKS by the account, plan or annuity.
You should refer to the section “ERISA Matters” in the ELKS product supplement for more information.
Supplemental Plan of Distribution
Citigroup Global Markets, acting as principal, has agreed to purchase from Citigroup Funding, and Citigroup Funding has agreed to sell to Citigroup Global Markets, $        principal amount of ELKS (  ELKS), any payments due on which are fully and unconditionally guaranteed by Citigroup Inc. Citigroup Global Markets proposes to offer some of the ELKS directly to the public at the public offering price set forth under “Preliminary Terms” above and some of the ELKS to certain dealers at the public offering price less a concession not to exceed $0.20 per ELKS. Citigroup Global Markets may allow, and these dealers may reallow, a concession not to exceed $0.20 per ELKS on sales to certain other dealers. Sales may also be made through Citicorp Financial Services Corporation, a broker-dealer affiliated with Citigroup Global Markets, acting as agent. Citicorp Financial Services Corporation will receive as remuneration a portion of the agent’s discount set forth under “Preliminary Terms” above equal to $0.20 per ELKS for the ELKS they sell. If all of the ELKS are not sold at the initial offering price, Citigroup Global Markets may change the public offering price and other selling terms.
Additional Considerations
In the event you are entitled to receive shares of the Underlying Equity at maturity of the ELKS, the amount you receive will be subject to adjustment for a number of events that modify the Underlying Equity issuer’s capital or corporate structures. You should refer to the section “Description of the ELKS—Dilution Adjustments” in the ELKS product supplement for more information. However, the amount you will receive at maturity, if applicable, will not be adjusted for all events that may adversely affect the price of the Underlying Equity, and these other events may have the effect of reducing the amount you will receive at maturity if you receive shares of the Underlying Equity (or the cash value of those shares at your election).
In case of default in payment at maturity of the ELKS, the ELKS will bear interest, payable upon demand of the beneficial owners of the ELKS in accordance with the terms of the ELKS, from and after the maturity date through the date when payment of the unpaid amount has been made or duly provided for, at the rate of      % per annum on the unpaid amount (or the cash equivalent of the unpaid amount) due.
Citigroup Global Markets is an affiliate of Citigroup Funding. Accordingly, the offering will conform to the requirements set forth in Rule 2720 of the Conduct Rules of the National Association of Securities Dealers.
Client accounts over which Citigroup Inc. or its affiliates have investment discretion are NOT permitted to purchase the ELKS, either directly or indirectly.
ELKS ® is a registered service mark of Citigroup Global Markets Inc.© 2007 Citigroup Global Markets Inc. All rights reserved. Citi and Citi and Arc Design are trademarks and service marks of Citigroup Inc. or its affiliates and are used and registered throughout the world.